EXHIBIT NO. 99-F

 Certain Confidential Material Contained in this Document has been omitted and filed separately with the Securities and Exchange Commission Pursuant to Rule
           24b-2 of the Securities Exchange Act of 1933, as amended.

                       KAMINE/BESICORP BEAVER FALLS L.P.
                              Financial Statements
                           December 31, 1997 and 1996
                  (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report

The Partners
Kamine/Besicorp Beaver Falls L.P.:

We have audited the accompanying balance sheets of Kamine/Besicorp Beaver Falls L.P. as of December 31, 1997 and 1996, and the related statements of operations, partners' equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the general partners. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kamine/Besicorp Beaver Falls L.P. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.



February 24, 1998

                       KAMINE/BESICORP BEAVER FALLS L.P.
                                 Balance Sheets
                           December 31, 1997 and 1996


                            Assets                                   1997          1996


Cash                                                             $  2,385,298     7,995,240
Accounts receivable                                                 3,025,742     3,144,776
Other receivables                                                           -       146,379
Prepaid expenses and other assets                                     778,596       954,636
                                                                  -----------   -----------
     Total current assets                                           6,189,636    12,241,031
                                                                  -----------   -----------
Plant and equipment - cogeneration facility (notes 3, 4 and 5)    130,618,862   129,298,800
 Less accumulated depreciation                                      9,901,407     6,058,454
                                                                  -----------   -----------
     Plant and equipment, net                                     120,717,455   123,240,346
                                                                  -----------   -----------
Other assets:
 Deferred financing costs, less accumulated amortization of
  $3,912,605 and $2,416,876 in 1997 and 1996, respectively
  (note 4)                                                         14,381,248    15,876,977
 Deferred fuel costs, less accumulated amortization of
  $9,804,763 and $6,107,719 in 1997 and 1996, respectively
  (note 6)                                                         13,354,470    17,051,514
 Deferred rent (note 5)                                            10,567,882     8,823,437
 Cash held in escrow (note 1)                                      13,077,914     6,675,000
                                                                  -----------   -----------
     Total assets                                                $178,288,605   183,908,305
                                                                  -----------   -----------
                                                                  -----------   -----------
               Liabilities and Partners' Equity
 Current liabilities:
   Loans payable - current (note 4)                                16,383,419    28,515,869
   Subordinated loans (note 4)                                        600,000       300,000
   Accounts payable                                                   683,666     2,231,302
   Accrued expenses and other current liabilities                   6,457,040     8,454,423
   Retainage payable - construction (note 3)                           50,000     6,853,452
                                                                  -----------   -----------
     Total current liabilities                                     24,174,125    46,355,046
   Loans payable excluding current installments (note 4)          126,975,000   115,925,000
   Subordinated loans (note 4)                                     18,885,000    19,700,000
                                                                  -----------   -----------
     Total liabilities                                            170,034,125   181,980,046
                                                                  -----------   -----------
Partners' equity (note 2):
 General partners                                                   5,464,399     1,276,441
 Limited partner                                                    2,790,081       651,818
                                                                  -----------   -----------
     Total partners' equity                                         8,254,480     1,928,259

Commitments (notes 4, 5, 6 and 8)                                 -----------   -----------
     Total liabilities and partners' equity                      $178,288,605   183,908,305
                                                                  -----------   -----------
                                                                  -----------   -----------
See accompanying notes to financial statements.


                       KAMINE/BESICORP BEAVER FALLS L.P.
                            Statements of Operations
                  Years ended December 31, 1997, 1996 and 1995


                                                      1997          1996            1995


Revenues (note 6)                                 $ 36,564,761    37,917,820      16,450,684
                                                   -----------   -----------     -----------
Operating expenses:
 Fuel (note 1)                                       1,773,717     5,842,570         708,926
 Operations and maintenance (note 6)                 1,109,315     1,205,748         499,440
 Depreciation                                        3,842,953     3,642,583       2,415,871
 Management fee (note 7)                               483,698       293,293         133,885
 Rent (note 5)                                         255,556       255,556         165,452
 Amortization of deferred fuel costs                 3,697,044     3,688,199       2,419,520
 Amortization of financing costs                     1,495,729     1,452,327         964,549
 Property tax                                          332,366       283,445         164,746
 Other                                               1,447,897       919,681         672,054
                                                   -----------   -----------     -----------
     Total operating expenses                       14,438,275    17,583,402       8,144,443
                                                   -----------   -----------     -----------
     Income from operations                         22,126,486    20,334,418       8,306,241
                                                   -----------   -----------     -----------
Other income (expense):
 Interest expense (note 8)                         (16,189,862)  (15,905,220)    (10,233,286)
 Interest income                                     1,087,926       669,438         176,540
 Other expenses                                       (233,759)     (370,984)       (596,064)
                                                   -----------   -----------     -----------
     Total other expense                           (15,335,695)  (15,606,766)    (10,652,810)
                                                   -----------   -----------     -----------
     Net income (loss)                            $  6,790,791     4,727,652      (2,346,569)
                                                   -----------   -----------     -----------
                                                   -----------   -----------     -----------
See accompanying notes to financial statements.


                       KAMINE/BESICORP BEAVER FALLS L.P.
                  Statements of Partners' Equity (Deficiency)
                  Years ended December 31, 1997, 1996 and 1995


                                                    General      Limited        Total
                                                    partners     partner


Partners' deficiency at December 31, 1994         $  (117,755)    (60,023)      (177,778)
Net loss (note 2)                                  (1,553,429)   (793,140)    (2,346,569)
Partners' distributions (note 2)                      (56,193)    (28,690)       (84,883)
                                                   ----------   ---------     ----------
Partners' deficiency at December 31, 1995          (1,727,377)   (881,853)    (2,609,230)
Net income (note 2)                                 3,129,706   1,597,946      4,727,652
Partners' distributions (note 2)                     (125,888)    (64,275)      (190,163)
                                                   ----------   ---------     ----------
Partners' equity at December 31, 1996               1,276,441     651,818      1,928,259
Net income (note 2)                                 4,495,504   2,295,287      6,790,791
Partners' distributions (note 2)                     (307,546)   (157,024)      (464,570)
                                                   ----------   ---------     ----------
Partners' equity at December 31, 1997             $ 5,464,399   2,790,081      8,254,480
                                                   ----------   ---------     ----------
                                                   ----------   ---------     ----------
See accompanying notes to financial statements.


                       KAMINE/BESICORP BEAVER FALLS L.P.
                            Statements of Cash Flows
                  Years ended December 31, 1997, 1996 and 1995

                                                                1997         1996           1995

Cash flows from operating activities:
 Net income (loss)                                          $  6,790,791   4,727,652      (2,346,569)
 Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
     Depreciation                                              3,842,953   3,642,583       2,415,871
     Amortization of deferred fuel costs                       3,697,044   3,688,199       2,419,520
     Amortization of financing costs                           1,495,729   1,452,327         964,549
     Changes in operating assets and liabilities:
       Decrease (increase) in accounts receivable                119,034  (1,064,979)     (2,079,797)
       Decrease (increase) in other receivables                  146,379     (46,284)       (100,095)
       Decrease (increase) in prepaid expenses and other
          assets                                                 176,040     (12,216)        780,588
       Increase in deferred rent                              (1,744,445) (1,744,445)     (2,578,992)
       Increase in cash held in escrow                        (6,402,914) (2,088,725)     (4,586,275)
       (Decrease) increase in accounts payable                (1,547,636) (1,371,739)      3,603,041
       (Decrease) increase in due to related parties                  --    (111,715)        111,715
                                                             -----------  ----------     -----------
          Net cash provided by (used in) operating
           activities                                          6,572,975   7,070,658      (1,396,444)
                                                             -----------  ----------     -------------
Cash flows from investing activities - construction and
 purchase of property and equipment, net of amounts
 payable                                                     (10,120,897) (1,090,513)    (20,737,095)
                                                             -----------  ----------     -----------
Cash flows from financing activities:
 Proceeds from loan payable                                   18,635,823   3,503,369      42,400,000
 Payments on loans payable                                   (20,233,273) (5,362,500)             --
 Proceeds from subordinated loans                                     --          --       4,600,000
 Payments on loans payable - bank                                     --          --     (19,500,000)
 Partners' distributions                                        (464,570)   (190,163)        (84,883)
 Decrease in deferred financing costs                                 --          --      (1,484,325)
                                                             -----------  ----------     -----------
          Net cash (used in) provided by financing
           activities                                         (2,062,020) (2,049,294)     25,930,792
                                                             -----------  ----------     -----------
          Net (decrease) increase in cash                     (5,609,942)  3,930,851       3,797,253
Cash at beginning of year                                      7,995,240   4,064,389         267,136
                                                             -----------  ----------     -----------
Cash at end of year                                         $  2,385,298   7,995,240       4,064,389
                                                             -----------  ----------     -----------
                                                             -----------  ----------     -----------
Supplemental disclosure of cash flow information - cash
 paid during the year for interest, net of amounts
 capitalized of $3,881,090 in 1995 (note 3)                 $ 16,189,862  15,974,203      10,164,303
                                                             -----------  ----------     -----------
                                                             -----------  ----------     -----------
See accompanying notes to financial statements.


                       KAMINE/BESICORP BEAVER FALLS L.P.
                         Notes to Financial Statements
                           December 31, 1997 and 1996

(1)   Organization and Summary of Significant Accounting Policies

Organization

Kamine/Besicorp Beaver Falls L.P. (the Partnership) is a Delaware limited partnership formed on August 4, 1989. The Partnership was organized for the purpose of constructing, owning and operating a 79-megawatt cogeneration facility (the Facility) on the premises of FiberMark Inc. (FiberMark), formerly Specialty Paperboard, Inc., in Beaver Falls, New York. The Facility operates as a PURPA qualifying cogeneration facility using natural gas as the primary source of fuel.

The general partners of the Partnership are Kamine Beaver Falls Cogen Co., Inc. (a New York corporation) and Beta Beaver Falls, Inc. (a New York corporation), which retain a 16% and 50.2% interest in the Partnership, respectively. The limited partner is Kamine Development Corp. (KDC) with a 33.8% interest in the Partnership.

The Partnership commenced commercial operations as of May 7, 1995. Sales to Niagara Mohawk Power Corporation (NIMO) approximated 97%, 96% and 99% of total revenues in 1997, 1996 and 1995, respectively.

Summary of Significant Accounting Policies

Plant and Equipment

Plant and equipment are stated at cost, less accumulated depreciation. Maintenance and repairs which do not enhance the value or increase the basic productive capacity of the asset are charged to operations as incurred. Depreciation of assets is computed on a straight-line basis over their useful lives, commencing on the date the Facility was placed into service.

Effective November 3, 1994, the Partnership extended the estimated useful life of the Facility to 35 years as a result of the amended and restated Power Purchase Agreement (PPA) (see note 6).

All costs of the Partnership during the construction period were capitalized to the project unless they specifically related to organization and start-up costs, the costs of obtaining financing, the costs of obtaining fuel commitments, or general operating expenses. Costs included were direct materials and labor costs, purchase of equipment, and those indirect costs related thereto. Interest costs pursuant to construction financing were capitalized. Construction costs incurred but not yet paid are classified as either accounts payable, accrued expenses or construction retainage payable dependent upon their payment terms.

Deferred Financing Costs

All costs associated with the permanent financing of the Facility are deferred and amortized over the life of the permanent financing.

(1), Continued

Deferred Fuel Costs

Costs associated with obtaining the commitment of natural gas supplies for the Facility are deferred and amortized over the life of the gas supply contract.

The cost associated with modifying the fuel arrangements until January 1, 2001 to accommodate the revised PPA terms (see note 6) is deferred and amortized during the period from March 1, 1995 (the scheduled commencement of deliveries under the gas purchase agreement) through December 31, 2000.

Revenue Recognition

Revenues are recognized as earned.

Income Taxes

Income taxes will not be provided for since the Partnership is not a taxable entity. The partners report their respective share of the Partnership's taxable income or loss on their respective income tax returns.

Fuel Sales

Sales of fuel and transportation associated with excess natural gas pipeline capacity purchased by the Partnership to support peak fuel requirements have been treated as a reduction to fuel expense. Total sales related to the disposition of such excess capacity in 1997, 1996 and 1995 amounted to $196,009, $573,558 and $140,383, respectively.

Financial Instruments

The carrying values of the Partnership's financial instruments at December 31, 1997 approximate their estimated fair value. The carrying amounts of accounts receivable, accounts payable, accrued expenses and other current liabilities approximate fair value due to the short-term maturity of such instruments. The carrying amount of loans payable approximates fair value since interest rates on such loans fluctuate with changes in the base rate of the lending institution.

The Partnership has entered into interest rate swap and interest rate cap agreements to manage its interest rate risk. These transactions are entered into with notional amounts scheduled to be consistent with expected outstanding debt balances associated with loan agreements. The net interest differential, including premiums paid or received, if any, on interest rate swaps and interest rate caps, is recognized on an accrual basis and is recorded as a part of interest expense.

(1),  Continued

The counterparty to the interest rate swap and interest rate cap agreements is a major financial institution. Credit loss from counterparty nonperformance is not anticipated.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Partnership adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as of January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairments whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. Adoption of this Statement did not have an impact on the Partnership's financial position or results of operations.

Use of Estimates

In conformity with generally accepted accounting principles, management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and revenues and expenses and the disclosure of contingent assets and liabilities in preparing the accompanying financial statements. Actual results could differ from those estimates.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Risks and Uncertainties

The Partnership is principally engaged in a single line of business, the production and sale of electric power to one customer, NIMO.

The regulated investor-owned utility industry is currently subject to considerable market pressures and changes in the federal and state regulatory environment in which it operates. These pressures are resulting in industry consolidation and pressure to disaggregate electric generation, transmission and distribution assets and to adjust cost structures to meet market conditions. The utility to which the Partnership sells its power, NIMO, made a filing on October 10, 1995 to the Public Service Commission of the State of New York (the Commission) setting forth numerous restructuring proposals, including a significant reduction in the price for power purchased from

(1),  Continued

independent power producers currently under contract with NIMO. NIMO stated in such filing that its financial viability is threatened. In early 1996, NIMO suspended payment of dividends on its common stock. On August 1, 1996, NIMO proposed to buy out 44 independent power contracts in exchange for a combination of cash and securities. An agreement in principle was announced on March 10, 1997 whereby NIMO would restructure or terminate the power contracts for combinations of cash and/or debt securities, common stock and new agreements. On July 10, 1997, NIMO announced that a master restructuring agreement was signed with respect to 29 independent power contracts, including the one held by the Partnership. On September 25, 1997, NIMO announced that it had reached an agreement with the staff of the New York Department of Public Service on a rate and restructuring plan (including recommended approval of the master restructuring agreement). After a series of hearings and testimony by interested parties, on December 29, 1997 the assigned Administrative Law Judge recommended approval on the rate and restructuring plan with some modifications. On February 24, 1998, the Commission approved the master restructuring agreement. Any restructuring remains subject to the approval of third parties for both the Partnership and NIMO and there is no assurance that a restructuring will be completed or that changes will not occur. The outcome of the industry trends, regulatory changes, the NIMO negotiations and NIMO's financial viability cannot presently be determined.

Cash Held in Escrow

An escrow arrangement has been established for receipt of all revenues and payment of all obligations of the Partnership. The security agent is Deutsche Bank A.G., New York branch (Deutsche Bank). Amounts in the collection account, which represent general funds, are classified as cash on the balance sheets. Funds in other accounts, which are set aside for specific purposes, are classified as cash held in escrow, which at December 31, 1997 consists of an escrow reserve for debt payments, major maintenance payments and capital expenditures.

Reclassification

Certain items in the 1996 and 1995 financial statements have been reclassified to conform with the 1997 presentation.

(2)   Allocation of Income, Losses and Cash Distributions

A separate capital account shall be established and maintained for each partner. Each account shall be (a) increased by the amount of such partner's capital contributions, any profits and items of income and gain allocated to such partner, any increase in such partner's share of the liabilities of the Partnership and the amount of partnership liabilities assumed by the partner, and (b) decreased by the amount of cash and the fair market value

(2),  Continued

of any partnership assets distributed to such partner, the amount of losses allocated to such partner, any decrease in such partner's share of liabilities of the Partnership and the amount of any partner liabilities assumed by the Partnership (subject to certain provisions).

Profits and losses for any calendar year or portion of such year shall be allocated among the partners in proportion to their percentage ownership interests. Net cash flow for each quarter shall be distributed to the partners in accordance with their percentage ownership interests.

In addition, amounts required for payment of New York State franchise taxes by the partners, based upon a rate of each partner's pro rata share of partnership revenues pursuant to Article 9, Section 186 of the New York State Tax Code, are distributed to the partners when tax payments are due. All partners' distributions in 1997, 1996 and 1995 were for payment of such taxes.

(3)   Plant and Equipment

The Facility was constructed under the terms of a turnkey fixed-price Engineering, Procurement and Construction Contract by Ansaldo North America, Inc. (Ansaldo).

Plant and equipment at December 31, 1997 and 1996 includes $10,186,445 of capitalized interest.

(4)   Financing

As of May 7, 1993, the Partnership entered into a financing agreement with Deutsche Bank, as administrative agent, and seven other banks (the Banks) whereby the Banks agreed to provide construction financing not to exceed $140,000,000. The construction financing bore interest at the base rate, as defined, plus 1.0%, or at the LIBOR rate, as defined, plus 1.9%, as determined at the option of the Partnership, with a maturity date not later than November 29, 1995. Subject to conditions set forth in the financing agreement, the Banks, at the request of the Partnership, converted the construction financing into a term loan not to exceed $140,000,000. The term loan bears interest at the base rate, as defined, plus a range of 1.25% to 1.50%, or at the LIBOR rate, as defined, plus a range of 2.25% to 2.50%, as determined at the option of the Partnership, with a maturity date of no later than September 30, 2007 (8.1875% at December 31, 1997). Principal payments are due quarterly over a 12-year period. The Banks have been granted a first priority security interest in the Facility and other collateral.

As of October 20, 1994, the financing agreement was amended and restated to increase the construction financing and term loan commitment by $10,000,000 in conjunction with conversion to the revised PPA terms (see note 6). Loan terms are the same as for the original financing.

(4),  Continued

In addition to the above-mentioned financing arrangement, the Banks agreed to provide a working capital loan, not to exceed $3,000,000, until the term loan maturity date. The Partnership is required to repay the aggregate unpaid principal amount at least once each fiscal quarter. The working capital loan bears interest at the base rate, as defined, plus a range of 1.25% to 1.50%. There are no outstanding borrowings as of December 31, 1997 and 1996. The Banks also agreed to provide letters of credit not to exceed $5,400,000. At December 31, 1997, letters of credit totaling $200,000 were outstanding.

On November 3, 1994, Key Bank of New York loaned $19,500,000 to the Partnership, which was secured by a letter of credit issued by Deutsche Bank for use in making the payment to Norcen Energy Resources Limited (Norcen), formerly North Canadian Marketing (see note 6), pursuant to the Second Amendment to the Gas Purchase Agreement. Interest on the loan was at the LIBOR rate plus .55%. The loan was repaid on December 29, 1995 with the proceeds received from a $19,500,000 LC Loan Facility (LC Loan) from Deutsche Bank ($6,633,419 was outstanding at December 31, 1997, the increase to the original principal balance represents accrued but unpaid interest). Interest on the LC Loan is equal to LIBOR plus 3.0% (8.75% at December 31, 1997). Commencing on December 31, 1996 and each successive year thereafter, the interest rate will increase by .25% per annum. Until the LC Loan is repaid in full, all of the monies otherwise available to equity and cash flow holders will be utilized for repayment of the LC Loan. In addition, when the Partnership's LC Loan is paid in full and the LC Loan of the Partnership's affiliate, Kamine/Besicorp Syracuse L.P. (KBS), remains unpaid, all monies that would be available to the Partnership's equity and cash flow holders will be loaned to KBS to repay its obligation.

As of May 7, 1993, the Partnership entered into subordinated financing agreements with SV Beaver Falls, Inc. (SVBF) and Ansaldo whereby SVBF and Ansaldo agreed to provide financing ($10,000,000 each) to be funded during the construction of the Facility. Each of the subordinated financing agreements provides for interest to be paid quarterly at the LIBOR rate, as defined, plus a spread of 5.4%, or at the base rate, as defined, plus a spread of 6.5% during construction, and LIBOR plus a range of 7.75% to 8.0% or base rate plus a range of 6.75% to 7.0% thereafter (13.6875% at December 31, 1997). Principal payments are paid quarterly and continue until maturity at September 30, 2009. SVBF and Ansaldo will each receive a 5.5% and 6.0% share, respectively, of the net cash flow generated, as defined, by the Facility as additional compensation for providing the subordinated financing.

The Partnership entered into four interest rate protection agreements with Deutsche Bank Capital Corporation. The first provided that the Partnership would be reimbursed for interest paid if LIBOR exceeded 7.0% based on an agreed-upon estimated construction loan drawdown schedule which covered the expected construction period. This instrument expired on June 30, 1995. The second agreement fixes the term loan interest rate from July 1, 1995 through the entire scheduled term of the loan at a range of 8.95% to 10.77%. The third and fourth agreements provide that the Partnership will be reimbursed for interest paid on subordinated debt to the extent LIBOR exceeds 8.0% during the scheduled term of the subordinated debt.

(4),  Continued

The total scheduled amounts of loans payable due during each of the next five years are as follows:


     1998                           $ 16,983,419
     1999                             11,862,500
     2000                             12,012,500
     2001                             12,887,500
     2002                             14,406,250
                                      -----------
                                      -----------



As of May 7, 1993, the Partnership conveyed ownership of the Facility to the Lewis County Industrial Development Agency (the IDA). The tax-exempt status of the IDA has caused payment of a fee to the IDA upon its issuance of a mortgage bond in lieu of mortgage recording taxes and exempts the Facility from all sales taxes during the construction of the project and from property taxes during IDA ownership of the Facility. Payments in lieu of real property taxes (PILOT) will be made to the IDA, as defined in the PILOT Agreement. The IDA has appointed the Partnership as its agent and will convey the Facility to the Partnership in accordance with an installment sale agreement, with the expected conveyance to be 20 years after the start of commercial operation.

(5)   Lease of Land

The Partnership leases land for the Facility from FiberMark. The Partnership pays rent of $1 per year through May 2041, plus cash payments totaling $11,500,000 on various milestone dates, all of which has been paid at December 31, 1997. These payments are deferred and amortized on a straight-line basis over the term of the lease.

(6)   Commitments

An affiliate of the Partnership entered into a PPA with NIMO dated as of September 19, 1989 with amendments dated April 9, 1991 and September 26, 1991, all approved by the Commission. NIMO agreed to purchase all electricity generated by the Facility for a term of 25 years from the date of commercial operation.

An amendment to the PPA was entered into as of January 4, 1994 and became effective on May 7, 1995 (Commencement Date). The amendment requires NIMO to purchase electricity generated by the Facility for 35 years from the Commencement Date. In addition, during the period from the Commencement Date through January 1, 2001, the Facility is expected to be on standby availability and will not generate electricity except in the case of certain requirements or if NIMO elects to restart the Facility at an earlier date. The Partnership is to receive annual capacity payments from NIMO, which management expects to be more than sufficient to cover debt service and fixed costs during the standby availability period.

(6),  Continued

The Partnership has entered into an Energy Service Agreement (ESA) with FiberMark for two of FiberMark's mills. The term of the ESA, as amended, is 40 years from Commercial Operation, as defined by the PPA. On March 22, 1996, FiberMark sold one of its two paper mills in Beaver Falls, New York to Armstrong Gasket Products, Inc. (Armstrong). In connection with this sale, all of FiberMark's rights, title and interest in and to the ESA were transferred to Armstrong.

The Partnership entered into a Natural Gas Peak Shaving Supply Agreement with The Consumers' Gas Company Ltd. (Consumers) as of August 1, 1991. Under this agreement, Consumers can take the Partnership's contracted natural gas, subject to defined limitations, for up to 30 days each year. As compensation, the Partnership receives $2 per million cubic feet of gas taken pursuant to the agreement plus the excess cost of alternate fuel. Revenues realized pursuant to this agreement were $320,000 and $483,000 in 1997 and 1996, respectively. There were no
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revenues recognized pursuant to this agreement in 1995.

The Partnership entered into an Operation and Maintenance Agreement (O&M) with Stewart and Stevenson Operations, Inc. (Operator) dated as of April 25, 1993. Under the O&M, the Operator will operate and maintain the Facility for two successive six-year terms unless six months' prior notice is given by the Partnership to the Operator. The O&M was amended and restated as of October 9, 1994 to conform with the plan for operations associated with the amended and restated PPA. While the Facility is on standby availability, compensation will include a fee of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year plus (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) for the Operator's labor fee; both amounts are subject to escalation by the Employment Cost Index (ECI). When the Facility is operating, the fee will change to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year subject to escalation for ECI plus reimbursable costs. Major facility overhauls, as defined, will be performed under the direction of the Operator, with costs of the overhaul to be borne by the Partnership. The Partnership is required to establish and fund a reserve account for major facility overhaul costs. The agreement also provides for the Partnership to pay the Operator a mobilization fee of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) prior to the acceptance date.

The Partnership has entered into various contracts for the supply and transportation of natural gas to the project. Natural gas will be supplied by Norcen. Transportation of natural gas by pipelines will be by TransCanada Pipeline Limited (TCPL) from a point near the Alberta/Saskatchewan, Canada border to Waddington, New York; by Iroquois Gas Transmission System, L.P. to a gate station near New Bremen, New York; and by St. Lawrence Gas Company, Inc. to the Facility.

In 1994, the gas supply agreement with NORCEN was amended to suspend the Partnership's obligation to purchase gas until January 1, 2001 and to assign the Partnership's contracted pipeline space on TCPL to NORCEN. In connection with the amended agreement, the Partnership paid NORCEN $19,500,000. The cost is included in deferred fuel costs at December 31, 1997 and 1996.

(7)   Related-party Transactions

Additional development fee amounts of $2,000,000 were earned by the developers on the permanent financing closing date based on the unspent amount of the construction loan commitment after payment of all project costs. In addition, the general partners are paid a construction monitoring fee during the construction of the Facility. Through December 31, 1997, payments to the general partners for monitoring fees amounted to $5,407,802, which was capitalized as part of the Facility.

In addition to their respective shares of partnership cash flow, the general partners and/or their affiliates will receive a management fee per annum, as defined, and an operation and maintenance management fee per annum, as defined (both adjusted for inflation). The management fees for 1997, 1996 and 1995 were $483,698, $293,293 and $133,885, respectively, of which a portion thereof for 1995 was unpaid and included in amounts due to related parties.

(8)   Derivative Financial Instruments Held - Other Than Trading

On May 28, 1993, the Partnership entered into an interest rate swap agreement effective from July 1, 1995 through June 30, 2007 whereby floating rate debt (senior debt) based on LIBOR plus a range of 2.25% to 2.50% over the scheduled life of the debt has been effectively converted to fixed rate debt with a range of 6.7% to 8.27% plus a range of 2.25% to 2.50%. For the years ended December 31, 1997 and 1996, $947,036 and $1,205,025 of costs, respectively, resulted from this contract. The notional principal amount of this agreement at December 31, 1997 was $120,498,000. The fair value of the Partnership's future payment obligation over the remaining life of the agreement is estimated to be approximately $10,400,000 based on discounted cash flows using current interest rates.

On May 28, 1993, the Partnership entered into two interest rate cap agreements, both effective from May 28, 1993 through June 30, 2008, whereby floating rate debt (subordinated debt) based on LIBOR plus a range of 7.75% to 8.00% was limited to a rate of no higher than a range of 8.00% to 11.00%, plus a range of 7.75% to 8.00%. For the years ended December 31, 1997 and 1996, $251,899 and $264,064, respectively, of costs resulted
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from this contract. The cost of this agreement will be realized as a .20%
premium on the previously described interest rate swap agreement. The notional principal amount of each agreement at December 31, 1997 was $20,000,000. The fair value of the Partnership's future payment obligations over the remaining life of the agreement is estimated to be approximately $1,100,000 based on discounted cash flows using current interest rates.



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